

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Ryan Schaffer
Chief Financial Officer
Expensify, Inc.
401 SW 5th Ave
Portland, Oregon 97204

> **Re: Expensify, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 18, 2021**
> **File No. 333-260297**

Dear Mr. Schaffer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Amendment No. 1 to Form S-1

Capitalization, page 73

1.   We note your response to prior comment three as well as your corresponding revisions made throughout the filing. Please tell us how you considered the need to include an adjustment for cash bonuses to be paid with proceeds from this offering as part of your capitalization calculation as of June 30, 2021 on a pro forma, as adjusted basis.

Description of Capital Stock
The Voting Trust, page 178

2.	We note that section 17 of the voting trust agreement contains an arbitration provision. Please expand your disclosure to confirm that this provision does not impact a shareholder's rights to pursue claims under the United States federal securities laws.

  You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

				Sincerely,

				Division of Corporation Finance
				Office of Technology

cc:	Alexa Berlin